September 17, 2025

John J. D   Angelo
Chief Executive Officer
Investar Holding Corporation
10500 Coursey Boulevard
Baton Rouge, LA 70816

       Re: Investar Holding Corporation
           Registration Statement on Form S-4
           Filed September 12, 2025
           File No. 333-290225
Dear John J. D   Angelo:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Arzonetti at 202-551-8819 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Geoffrey S. Kay